

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2015

Via E-mail
Mr. William Dartt
Chief Financial Officer
Cardinal Ethanol, LLC
1554 N. County Road 600 E.
Union City, IN  47390

> **RE:     Cardinal Ethanol, LLC**
> **Form 10-K for the Year Ended September 30, 2014**
> **Filed November 25, 2014**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed December 22, 2014**
> **File No. 0-53036**

Dear Mr. Dartt:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A filed December 22, 2014

Executive Compensation, page 15

Compensation Committee Procedures, page 16
Base Salary, page 16

1.  We note that the compensation committee, in determining the long-term incentive component of the chief executive officer's compensation, considers, among other factors, "the value of similar awards to chief executive officers of comparable companies . . . ."  We also note that base salaries for your executive officers take "into account competitive market compensation paid by comparable companies for similar positions."  Please advise us whether you engaged in benchmarking to determine compensation.  If so, please confirm to us that in future filings you will list the component companies used in the benchmark and disclose the degree to which the compensation committee considered such companies comparable to you.  Please

show us supplementally how you will present such disclosure in future filings.  See Item 402(b)(1)(v) and (b)(2)(xiv) of Regulation S-K.

Summary Compensation Table, page 17

2.  We note that you have included the amount paid under the performance-based portion of your compensation in the "Bonus" column of the summary compensation table as opposed to the "Non-Equity Incentive Plan Compensation" column.  Please note that earnings for services performed pursuant to awards under non-equity incentive plans are to be reported in the "Non-Equity Incentive Plan Compensation."  Please report such awards in this column in future filings, or, in the alternative, please tell us why you believe it is appropriate to report the awards in the "Bonus" column.

Proxy Card

3.  We note proposal two on the proxy card.  In future filings, please ensure that the proxy card clearly indicates that members are being asked to vote, on an advisory basis, to approve executive compensation.  For additional guidance, please see Question 169.07 of the Exchange Act Rules Compliance and Disclosure Interpretations available on the Commission's website.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. William Dartt
Cardinal Ethanol, LLC
March 17, 2015
Page 3

You may contact Kamyar Daneshvar, Staff Attorney, at (202) 551-3787 or Erin Jaskot, Staff Attorney, at (202) 551-3442 with any questions.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant